David S. Goldberg

Vice President – Legal,

Deputy General Counsel &

Assistant Corporate Secretary

July 29, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Range Resources Corporation
Registration Statement on Form S-4 (as amended)
Filed June 13, 2016
File No. 333-211994

Dear Mr. Schwall:

Please refer to the acceleration request (the “Acceleration Request”) submitted on July 28, 2016 by Range Resources Corporation (the “Registrant”) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, with respect to the Registrant’s Registration Statement on Form S-4, as amended (File No. 333-211994) (the “Registration Statement”).

The Registrant hereby withdraws the Acceleration Request.

If you have any questions, please feel free to contact J. Mark Metts of Sidley Austin LLP, the Registrant’s outside counsel, at (713) 495-4501.

Very truly yours, Range Resources Corporation

By:	/s/ David S. Goldberg
David S. Goldberg
Vice President – Legal, Deputy General Counsel & Assistant Corporate Secretary